CONSENT OF EXPERT

The undersigned hereby consents to the inclusion in the Annual Report on Form 40-F and the documents incorporated by reference therein ("Annual Report") of Platinum Group Metals Ltd. (the "Company")  for the year ended August 31, 2022 of references to, and the information derived from, him as an independent qualified person (the "Technical Information").  The undersigned further consents to the incorporation by reference in the Company's Registration Statement on Form F-10 (No. 333-265633), as amended and supplemented, filed with the United States Securities and Exchange Commission, of the references to the undersigned's name and the Technical Information in the Annual Report.

/s/ Robert van Egmond

Robert van Egmond

November 23, 2022